ADVANCED BIOENERGY, L.L.C.
P.O. Box 424
Geneva, Nebraska 68361
Telephone (402) 759-3773
Facsimile (402) 759-3774

November 8, 2005

VIA FACSIMILE
Mr. Russell Mancuso
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:
Advanced BioEnergy, LLC
Registration Statement on Form SB-2
File No. 333-125335

Dear Mr. Mancuso:

        Please accept this letter as a request by Advanced BioEnergy, LLC (the "Company") to accelerate the effective date of the registration statement currently pending before the SEC to Thursday, November 10, 2005 at 4:00 p.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.

        We acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let us know if you have any questions.

Sincerely,
ADVANCED BIOENERGY, LLC
By:	/s/ REVIS STEPHENSON, III Revis Stephenson III, Chairman